EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
Earnings:
Income before equity in income from joint ventures and other items (1)	$125,517		$152,193		$140,881		$127,241		$114,793		$32,901
Fixed charges before preferred dividends	66,382		83,988		77,738		71,980		69,018		62,375
Distributions from equity investments	810		985		1,046		2,848		2,482		986
Capitalized interest	(4,982)		(2,763)		(859)		(498)		(383)		(600)

Adjusted Earnings	$187,727		$234,403		$218,806		$201,571		$185,910		$95,662

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$61,254		$81,056		$76,656		$71,295		$68,462		$61,579
Interest within rental expense (2)	121		145		156		154		136		121
Interest income	25		24		67		33		37		75
Capitalized interest	4,982		2,763		859		498		383		600
Preferred dividends	17,856		23,806		24,508		28,140		30,206		30,206

Combined Fixed Charges and Preferred Dividends	$84,238		$107,794		$102,246		$100,120		$99,224		$92,581

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.2	x	2.2	x	2.1	x	2.0	x	1.9	x	1.0	x

(1)
Earnings before equity in income from joint ventures and other items for the nine months ended September 30, 2014 includes $3.8 million in provision for loan losses. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2011 includes $2.5 million in impairment charges for properties held and used and $1.9 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets, $0.7 million in provision for loan losses and $11.4 million in costs associated with loan refinancing.  Earnings before equity in income from joint ventures and other items for the year ended December 31, 2009 includes $71.0 million in provision for loan losses and $0.1 million in costs associated with loan refinancing.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).